Direct phone: 404.873.8528
Direct fax: 404.873.8529
E-mail: stephen.fox@agg.com
www.agg.com

VIA EDGAR

September 5, 2008

Mr. Michael McTiernan
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC   20549

RE:	Rollins, Inc.
File No. 001-04422
Form 10-K for the year ended December 31, 2007

Dear Mr. McTiernan:

This letter confirms the Company’s response to our discussion by telephone regarding our reply letter dated August 5, 2008 to the Staff’s comment letter dated July 22, 2008 about the Company’s Schedule 14A filed March 17, 2008 (the “Proxy Statement”).

The Company disclosed in its Compensation Discussion and Analysis (“CD&A”) portion of its Proxy Statement that it maintained in 2007 a performance-based bonus plan which included three performance targets related to specific levels of revenue growth, pre-tax profit growth and pre-tax profit improvement over the prior year. The CD&A did not disclose the actual quantitative amount of these performance targets, the actual performance results related to each of these performance targets, or an analysis of how these results impacted actual bonus amounts paid to each named executive officer relative to each of these performance targets.

The Company intends to revise its disclosure in future filings in response to the Staff’s comment.  With respect to the prior year revenue growth and pre-tax profit growth performance targets, the Company intends to disclose the specific amount of each of these performance targets, the actual results the Company achieved relative to each of these targets, and how the actual results impacted the amount of the bonus paid with respect to each of these performance targets including the amount of any resulting bonus payment to each of the named executive officers attributable to those actual results. With respect to the prior year pre-tax profit improvement component of the bonus plan, the Company intends to revise its disclosure to disclose the amount of the pre-tax profit required to be achieved to earn a bonus under this performance goal, the actual pre-tax profit results of the Company, and how these results impacted the amount of any bonus paid with respect to this performance measure to each of the named executive officers.  In addition, the Company intends to disclose the extent to which discretion can be or has been exercised in awarding bonus compensation in compliance with Item 402(b)(2)(vi) of Regulation S-K.

Please direct any further comments or questions to me at (404) 873-8528.

Sincerely,

ARNALL GOLDEN GREGORY LLP

/s/ Stephen D. Fox
Stephen D. Fox

cc:     Mr. Harry J. Cynkus